

Matt Yeoh · 3rd

Products & Technology.

San Francisco Bay Area · 500+ connections · **Contact info**

 **Blockchain in Transp** **Alliance (BiTA)**

 **University of Georgi** **College of Business**

Experience



Technical Committee Member

Blockchain in Transport Alliance (BiTA)

May 2018 – Present · 2 yrs 2 mos

San Francisco, CA



Salesforce

2 yrs 8 mos



Director Product Management Health Cloud for Life Sciences

Feb 2019 – Present · 1 yr 5 mos

San Francisco

Lead Life Sciences products for Health Cloud



Director Product Management, Industry Cloud

Nov 2017 – Feb 2019 · 1 yr 4 mos

San Francisco

I own the overall direction & product strategy for Salesforce Surveys & Salesforce B2C Data Model



Veeva Systems

6 yrs

Vice President Professional Services & Commercial Insights
Feb 2012 – Sep 2017 · 5 yrs 8 mos
Tokyo, Japan

Delivered innovation and value to the region by bringing to market an integrated, commercial cloud Data Warehouse and actionable Analytics product, to improve field force effectiveness, sales planning and execution, ROI and user adoption.

…see mor

Director, Solution Architecture
2011 – 2012 · 1 yr
Greater Atlanta Area

Responsible for the growth of Veeva's Professional Services Technical & Architecture solutions practice. Create, Design, Architected a world-class Integration Data solution to connect Veeva CRM to 3rd party data providers



Principal Technical Consultant
Salesforce.com
Aug 2006 – Jan 2011 · 4 yrs 6 mos
Greater Atlanta Area

Awards for architecture & developing cutting edge integrated customer solutions during product infancy.
Delivered & created high value solutions for over 50+ customers in both SMB & large Enterprises on SFDC's Sales & Marketing cloud, Service Cloud, Platform, Sites & Portal.

Independent Consultant
Blue Hammock
2005 – 2006 · 1 yr
Greater Atlanta Area

Show 2 more experiences ⌄

Education



University of Georgia - Terry College of Business
B.B.A, Management Information Systems
1995 – 1998

Skills & Endorsements

SaaS · 39

Bob F. and 38 connections have given endorsements for this skill

Cloud Computing · 23

 Endorsed by **Brian Wiebe and 2 others who are highly skilled at this**

 Endorsed by **8 of Matt's colleagues at Salesforce**

PaaS · 18

 Endorsed by **Kevin Sherman and 1 other who is highly skilled at this**

 Endorsed by **9 of Matt's colleagues at Salesforce**

Show more ⌄

Recommendations

Received (0)   **Given (2)**



Khalil Bourenane
Vice President, Enterprise Systems & Processes at IQVIA (Global)
February 8, 2011, Khalil was a client of Matt's

I worked closely with Khalil on IMS's Global Salesforce Rollc few years back. He is simply a terrific individual, personally as a client. He's one of the most stand-up individual I've go pleasure of knowing. He understands how a successful glol implementation should be run by applying his analyti... **See**



bankim ghelani
Account Manager
February 6, 2009, Matt worked with bankim but at different companies

Bankin did a terrific job at Millennium Pharmaceuticals and provided excellent consulting expertise for Informatica and managed the customer well.

